EXHIBIT 3.1

Amendment to Bylaws of Wynn Resorts, Limited, dated November 13, 2006

Section 5.8 of the Bylaws of Wynn Resorts, Limited was amended to read in its entirety as follows:

Section 5.8	Inapplicability of Controlling Interest Statutes.

Notwithstanding any other provision in these Bylaws to the contrary, and in accordance with the provisions of Section 78.378 of the Nevada Revised Statutes (“NRS”), the provisions of NRS Sections 78.378 to 78.3793, inclusive (or any successor statutes thereto), relating to acquisitions of controlling interests in the corporation do not apply to any and all acquisitions of shares of the corporation’s common stock, par value $.01 per share, effected by Stephen A. Wynn (“Wynn”), or any of his affiliates (collectively, the “Wynn Parties”) or Aruze USA (“Aruze”) or its affiliates.